CUSIP NO. 92656G 10 8                                     Page 1 of  25 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                      UNDER SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 16)*

                           Video Jukebox Network, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   92656G 10 8
                                 (CUSIP Number)

                               John G. Igoe, Esq.
                                Edwards & Angell
                               250 Royal Palm Way
                            Palm Beach, Florida 33480
                                 (407) 833-7700
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 16, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92656G 10 8                                     Page 2 of  25 Pages


1.    Name of reporting person
      S.S. or I.R.S. Identification No. of above person

      CEA Investors Partnership II, Ltd.
      Employer I.D. No.: 59-2881170

2.    Check the appropriate box if a member of a group*
                                                             (a) [X]
                                                             (b) [ ]

3.    SEC Use Only


4.    Source of Funds*

      00

5.    Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)                    [ ]


6.    Citizenship or Place of Organization

      Florida

     Number of Shares Beneficially        7.     Sole Voting Power
     Owned By Each Reporting Person              -0-
     With                                 8.     Shared Voting Power
                                                 12,242,655
                                          9.     Sole Dispositive Power
                                                 -0-
                                          10.    Shared Dispositive Power
                                                 9,013,845

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      14,210,419

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares*                                              [X]

13.   Percent of Class Represented by Amount in Row (11)

      59.3%

14.   Type of Reporting Person*

      PN (Limited)


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 92656G 10 8                                     Page 3 of  25 Pages


1.    Name of reporting person
      S.S. or I.R.S. Identification No. of above person

      CEA Investors, Inc.
      Employer I.D. No.: 59-2827410

2.    Check the appropriate box if a member of a group*
                                                             (a) [X]
                                                             (b) [ ]

3.    SEC Use Only



4.    Source of Funds*

      00


5.    Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)                    [ ]


6.    Citizenship or Place of Organization

      Florida

     Number of Shares Beneficially        7.     Sole Voting Power
     Owned By Each Reporting Person              -0-
     With                                 8.     Shared Voting Power
                                                 12,255,280
                                          9.     Sole Dispositive Power
                                                 -0-
                                          10.    Shared Dispositive Power
                                                 9,026,470

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      14,210,419

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares*                                            [X]

13.   Percent of Class Represented by Amount in Row (11)

      59.3%

14.   Type of Reporting Person*

      CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 92656G 10 8                                     Page 4 of  25 Pages


1.    Name of reporting person
      S.S. or I.R.S. Identification No. of above person

      J. Patrick Michaels, Jr.
      Social Security No.:  ###-##-####

2.    Check the appropriate box if a member of a group*
                                                             (a) [X]
                                                             (b) [ ]

3.    SEC Use Only


4.    Source of Funds*

      00

5.    Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)                    [ ]


6.    Citizenship or Place of Organization

      United States

     Number of Shares Beneficially        7.     Sole Voting Power
     Owned By Each Reporting Person              71,584
     With                                 8.     Shared Voting Power
                                                 12,255,280
                                          9.     Sole Dispositive Power
                                                 71,584
                                          10.    Shared Dispositive Power
                                                 9,026,470

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      14,210,419

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares*                                            [X]

13.   Percent of Class Represented by Amount in Row (11)

      59.3%

14.   Type of Reporting Person*

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 92656G 10 8                                     Page 5 of  25 Pages


1.    Name of reporting person
      S.S. or I.R.S. Identification No. of above person

      StarNet/CEA II Partners
      Employer I.D. No.: 59-3197398

2.    Check the appropriate box if a member of a group*
                                                             (a) [X]
                                                             (b) [ ]

3.    SEC Use Only


4.    Source of Funds*

      WC

5.    Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)                    [ ]


6.    Citizenship or Place of Organization

      Delaware

     Number of Shares Beneficially        7.     Sole Voting Power
     Owned By Each Reporting Person              -0-
     With                                 8.     Shared Voting Power
                                                 12,242,655
                                          9.     Sole Dispositive Power
                                                 -0-
                                          10.    Shared Dispositive Power
                                                 9,013,845

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      14,210,419

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares*                                             [X]

13.   Percent of Class Represented by Amount in Row (11)

      59.3%

14.   Type of Reporting Person*

      PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 92656G 10 8                                       Page 6 of 25 Pages

         This Amendment No. 16 ("Amendment") to the Statement on Schedule 13D dated July 7, 1993 (the "July 1993 Statement"), as amended by Amendment No. 1 thereto dated August 9, 1993 ("Amendment No. 1") and as amended by Amendment No. 2 thereto dated September 10, 1993 ("Amendment No. 2") and as amended by Amendment No. 3 thereto dated September 13, 1993 ("Amendment No. 3") and as amended by Amendment No. 4 thereto dated December 20, 1993 ("Amendment No. 4") and as amended by Amendment No. 5 thereto dated January 11, 1994 ("Amendment No. 5") and as amended by Amendment No. 6 thereto dated February 10, 1994 ("Amendment No. 6") and as amended by Amendment No. 7 thereto dated
February 23, 1994 ("Amendment No. 7") and as amended by Amendment No. 8 thereto dated March 9, 1994 ("Amendment No. 8") and as amended by Amendment No. 9 thereto dated May 10, 1994 ("Amendment No. 9") and as amended by Amendment No. 10 thereto dated July 8, 1994 ("Amendment No. 10") and as amended by Amendment No. 11 thereto dated July 28, 1994 ("Amendment No. 11") and as amended by Amendment No. 12 thereto dated August 10, 1994 ("Amendment No. 12") and as amended by Amendment No. 13 thereto dated December 16, 1994 ("Amendment No. 13") and as amended by Amendment No. 14 thereto dated September 14, 1995 ("Amendment No. 14") and as amended by Amendment No. 15 thereto dated January 30, 1996 ("Amendment No. 15") (the July Statement as amended by Amendment Nos. 1 through 15 is referred to as the "Original Statement"), is jointly filed by the persons listed on the execution pages hereof (the "Reporting Persons") pursuant to the Joint Filing Agreement filed as Exhibit 1 to Amendment No. 12.

         This Amendment is filed by the Reporting Persons subsequent to filing by CEA Investors Partnership II, Ltd., CEA Investors, Inc., and J. Patrick Michaels, Jr. ("Michaels") (the "CEA Group") of Amendment No. 1 dated July 7, 1993, to the Schedule 13D dated June 18, 1993 filed by the CEA Group. The CEA Group's Schedule 13D dated June 18, 1993 and its exhibits, as amended by Amendment No. 1 dated July 7, 1993 and its exhibits as well as the Original Statement and its exhibits are incorporated herein by reference. Capitalized terms not defined herein shall have the meanings defined in the Original Statement.

         This Amendment is filed to disclose (a) the arrangements relating to the agreement entered into by StarNet/CEA II Partners (the "Joint Venture") and StarNet, Inc. ("StarNet, Inc.") with Liberty Media Corporation, a Delaware corporation ("Liberty Media") for the sale by the Joint Venture, StarNet, Inc. and others to a wholly owned subsidiary of Liberty Media ("Liberty Purchaser") of outstanding shares of Video Jukebox Network, Inc. (the "Company") held by such sellers, the grant of options to Liberty Purchaser for the purchase of additional outstanding shares of the Company owned by such sellers and others, the grant of irrevocable proxies for the voting of such shares covered by the options, and the agreement of certain of the sellers to use their good faith and best reasonable efforts to cause the Company to grant to Liberty Purchaser options to purchase newly issued shares of the Company, (b) the anticipated agreement of Video Holdings Corporation ("VHC") and the Blanks and Puck to participate in such sale and grant of options and proxies pursuant to the VHC Tag-Along Agreement (as hereinafter defined) and of the Wolfsons to participate in such sale and

CUSIP NO. 92656G 10 8                                       Page 7 of 25 Pages

grant of options and proxies pursuant to the Wolfson Tag-Along Agreement (as hereinafter defined), and (c) the right of Island Trading Company, Inc. ("Island Trading") to participate in the sale and grant of options and proxies in the event Island Trading exercises its tag-along rights under the Island Tag-Along Agreement (as hereinafter defined).

         Except as specifically modified, amended or supplemented by this Amendment all of the information in the Original Statement is hereby confirmed.

Item 2 of the Original Statement is amended and supplemented as follows:

ITEM 2.  IDENTITY AND BACKGROUND.

         Included in the group with the Reporting Persons for purposes of the sale of shares of the Company's common stock, the grant of options to Liberty Purchaser for the purchase of shares of the Company's common stock, and the grant of irrevocable proxies to Liberty Purchaser for the voting of such shares of the Company's common stock covered by such options (the "Proposed Transaction", as more fully described below) are (a) VHC, the Blanks and Puck (the "VHC Group") and (b) the Wolfsons. The shares of the Company's common stock held by the VHC Group and the Wolfsons have previously been included in shares beneficially owned by the Reporting Persons by reason of the power to vote such shares under the VHC Tag-Along Agreement and the Wolfson Tag-Along Agreement, respectively. The terms of the Proposed Transaction require that the Reporting Persons and StarNet use their reasonable best efforts to cause the VHC Group and the Wolfsons to participate. As a result, the Reporting Persons have had discussions with representatives of the VHC Group and the Wolfsons, respectively, although no binding agreement has been reached with the VHC Group and the Wolfsons. Based on such discussions, the Reporting Persons believe that the members of the VHC Group and the Wolfsons, subject to the conditions set forth in the Letter Agreement and Term Sheet (as such terms are hereinafter defined), intend to participate in the Proposed Transaction, to the maximum extent provided for in the respective VHC Group and Wolfson Tag-Along Agreements, although no binding agreement has been reached with the VHC Group or the Wolfsons. In the event the VHC Group and/or the Wolfsons do not participate in the Proposed Transaction by exercise of their rights under such Tag-Along Agreements, then they will not be included in the group with the Reporting Persons for purposes of the transactions disclosed in this Amendment. The VHC Group and the Wolfsons may disclaim participation in any group. Each of the VHC Group and the Wolfsons have previously filed a Schedule 13D with respect to their ownership of the Company's common stock, and each has informed the Reporting Persons that such persons intend to file amendments thereto with respect to the Proposed Transaction described herein, in the event they exercise their rights to participate under such Tag-Along Agreements. Please refer to such amendments for information concerning the VHC Group and the Wolfsons.

CUSIP NO. 92656G 10 8                                       Page 8 of 25 Pages

         The disclosures in this Amendment No. 16 are based on the assumption that the VHC Group and the Wolfsons will so participate.

         While representatives of the Reporting Persons have had discussions with representatives of Island Trading relating to the Proposed Transaction, Island Trading has not indicated whether Island Trading will participate pursuant to its rights under the Tag-Along Agreement dated as of April 21, 1994 (the "Island Tag-Along Agreement") between Island Trading, the Joint Venture, CEA Investors Partnership II, Ltd. (the "Partnership") and StarNet, Inc. As a result, the disclosures in this Amendment are based on the assumption that Island Trading will not so participate. In the event Island Trading elects to participate in the Proposed Transaction by exercising its rights under the Island Trading Tag-Along Agreement, this Schedules 13D will be subsequently amended to indicate that Island Trading will be included in the group with the Reporting Persons for purposes of the Proposed Transaction.

         The Reporting Persons believe that Liberty Media, through an affiliate, currently holds in excess of 5% of the outstanding shares of common stock of the Company. Reference is hereby made to any Schedule 13D filed by Liberty Media for information concerning Liberty Media. The Reporting Persons have been informed that Liberty Media will file an Amendment to Schedule 13D contemporaneously with this Amendment with respect to the Proposed Transaction.

Item 4 of the Original Statement is amended and supplemented as follows:

ITEM 4.  PURPOSE OF TRANSACTION

         As previously reported, the Joint Venture has accomplished its original objective of acquiring control of the Company and effecting changes in the Board of Directors and management of the Company. The Reporting Persons have now determined to dispose of a substantial portion of their interest in the Company's common stock held by them in a proposed sale thereof to Liberty Purchaser and to grant to Liberty Purchaser options for the purchase of and irrevocable proxies for the voting of additional shares of the Company's common stock in the Proposed Transaction.

CUSIP NO. 92656G 10 8                                       Page 9 of 25 Pages

         The Reporting Persons and Liberty Media have negotiated a Term Sheet (the "Term Sheet") which has been incorporated in a letter agreement (the "Letter Agreement") between the Joint Venture and StarNet, Inc. as sellers and Liberty Media, whose wholly owned subsidiary (Liberty Purchaser) would be the buyer. The Letter Agreement with the Term Sheet attached is filed with this Amendment as Exhibit 99.16.1. The transactions and other actions contemplated by the Letter Agreement and the Term Sheet are herein collectively referred to as the "Proposed Transaction".

         The representatives of the sellers on the Board of Directors of the Company, currently including Michaels, David Burns, and H.F. Lenfest, will resign at the closing of the Proposed Transaction and will be replaced by representatives of Liberty Purchaser. Liberty Media has agreed that Liberty Purchaser will use its best efforts to cause the election of Michaels, as the designee of the Joint Venture and StarNet, Inc., to the Board of Directors of the Company.

         The terms of the Proposed Transaction are described in Item 6 below. Information as to the outstanding shares of the Company's common stock owned by the Reporting Persons at the time of the filing of this Amendment No. 16 and to be owned on a pro forma basis assuming the Proposed Transaction contemplated by the Term Sheet is consummated, is set forth in Item 5.

Item 5 of the Original Statement is amended and supplemented as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The Reporting Persons believe that the aggregate number of shares of common stock of the Company outstanding as of May 17, 1996 is approximately 23,944,281. The percentage of beneficial ownership of each of the Reporting Persons included in response to Item 13 on the cover page filed herewith is computed based on such aggregate number of shares outstanding on May 17, 1996.

         While the Joint Venture has voting power over the shares covered by the VHC and Wolfson Tag-Along Agreements, it does not have dispositive power over such shares. However, pursuant to the VHC Tag-Along Agreement and the Wolfson Tag-Along Agreement, the Joint Venture has granted to the VHC Group and the Wolfsons, respectively, certain rights to participate in the sale of shares of the Company by the Joint Venture.

CUSIP NO. 92656G 10 8                                      Page 10 of 25 Pages

         If the Proposed Transaction is consummated, as proposed and without regard to the possible participation by Island Trading, the number of shares of the Company's outstanding common stock to be disposed of by, and to be subject to the Proxies and Liberty Options in favor of Liberty Purchaser granted by, the Reporting Persons, the VHC Group and the Wolfsons, would be as follows:

                                                              ANTICIPATED
                                       ANTICIPATED         NUMBER OF SHARES
                                     NUMBER OF SHARES     COVERED BY PROXIES
  NAME OF SELLER                        TO BE SOLD       AND OPTIONS GRANTED
  --------------                     ----------------    -------------------
Joint Venture                            3,561,716            3,649,362
StarNet, Inc.                              744,265              762,579
VHC Group                                  624,778              640,152
Wolfsons                                   651,048              667,069
                                         ---------            ---------
TOTAL                                    5,581,807            5,719,162
                                         =========            =========

         Assuming the Proposed Transaction is consummated, and the Liberty Options are exercised, the Joint Venture will hold of record 1,802,767 shares, and StarNet, Inc. will hold of record 376,711 shares of the Company's Common Stock, and the Reporting Persons and StarNet, Inc. will beneficially own an aggregate of 2,263,687 shares of the Company's Common Stock.

         Assuming the Proposed Transaction is consummated on the basis contemplated, the VHC and Wolfson Tag-Along Agreements and the irrevocable voting proxies from the VHC Group and the Wolfsons granted to the Partnership will terminate. Table 1 below sets forth the present beneficial ownership (as to sole and shared voting and dispositive power) and the percentage of the outstanding shares of the Company's common stock so beneficially owned by each of the Reporting Persons. Table 2 below sets forth the PRO FORMA proposed beneficial ownership (as to sole and shared voting and dispositive power) and the percentage of the outstanding shares of the Company's common stock to be so beneficially owned by each of the Reporting Persons upon the closing of the Proposed Transaction.

CUSIP NO. 92656G 10 8                                      Page 11 of 25 Pages

TABLE 1 - PRESENT BENEFICIAL OWNERSHIP OF THE REPORTING PERSONS.

- - --------------------------------------------------------------------------------
  NAME OF REPORTING             POWER      PERCENTAGE OF     POWER TO     PERCENTAGE OF
        PERSON                 TO VOTE         O/S          DISPOSE OF         O/S
  -----------------          ----------    -------------    ----------    -------------
1. CEA Investors
     Partnership II,
     Ltd
     -Sole                       -0-           -0-              -0-            -0-
     -Shared                 12,242,655       51.1%         9,013,845         37.6%

2.  CEA Investors,
      Inc
      -Sole                      -0-           -0-             -0-             -0-
      -Shared                12,255,280       51.2%         9,026,470         37.7%

3.  J. Patrick
    Michaels, Jr
    -Sole                      71,584         0.3%           71,584          0.3%
    -Shared                  12,255,280       51.2%         9,026,470         37.7%

4.  StarNet/CEA II
     Partners
     -Sole                       -0-           -0-             -0-             -0-
     -Shared                 12,242,655       51.1%         9,013,845         37.6%

CUSIP NO. 92656G 10 8                                      Page 12 of 25 Pages

TABLE 2 - PRO FORMA BENEFICIAL OWNERSHIP OF REPORTING PERSONS ASSUMING CLOSING
OF THE PROPOSED TRANSACTION.

- - --------------------------------------------------------------------------------
  NAME OF REPORTING             POWER      PERCENTAGE OF     POWER TO     PERCENTAGE OF
        PERSON                 TO VOTE         O/S          DISPOSE OF         O/S
  -----------------          ----------    -------------    ----------    -------------
1. CEA Investors
     Partnership II,
     Ltd.
     -Sole                      -0-             -0-             -0-            -0-
     -Shared                 1,802,767          7.5%        1,802,767(a)       7.5%

2.  CEA Investors,
      Inc.
      -Sole                     -0-             -0-             -0-            -0-
      -Shared                1,815,392          7.6%        1,815,392(a)       7.6%

3.  J. Patrick
    Michaels, Jr.
    -Sole                     71,584            0.3%          71,584           0.3%
    -Shared                  1,815,392          7.6%        1,815,392(a)       7.6%

4.  StarNet/CEA II
     Partners
     -Sole                      -0-             -0-             -0-            -0-
     -Shared                 1,802,767          7.5%        1,802,767(a)       7.5%

- - --------------
(a) Does not include Proxy Shares which will be subject to Liberty Options.

         Taking into account shares of common stock beneficially owned by StarNet, Inc., the aggregate amount of shares of common stock of the Company presently beneficially owned by each Reporting Person is 14,210,419 shares.

         The Joint Venture presently has beneficial ownership, by reason of shared voting power, of 12,242,655 shares (or approximately 51.1% of the outstanding common stock of the Company), and beneficial ownership, by reason of shared dispositive power, only as to 9,013,845 shares (or approximately 37.6% of the outstanding common stock of the Company). The Joint Venture holds shared voting power (a) in the case of VHC, the Blanks and Puck (hereinafter the "VHC Group") as to 1,581,163 shares, pursuant to the Irrevocable Proxy, Right of Refusal and Tag-Along Agreement (the "VHC Tag-Along Agreement") with the Partnership and joined in by the Joint Venture and (b) in the case of the Wolfsons, as to 1,647,647 shares, pursuant to the Irrevocable Proxy, Right of Refusal and Tag-Along Agreement (the "Wolfson Tag-Along Agreement") with the Partnership and joined in by the Joint Venture. Michaels also beneficially owns, with sole power to vote and direct the disposition of, 71,584 shares of the Company's common stock held of record by the John P. Michaels Family Trust.

         In 1995, in connection with certain estate planning matters, KIM Enterprises, L.P. (the "Michaels Family Partnership") controlled by Michaels through CEA Investors, Inc. ("CEA Investors"), its general partner, acquired 12,625 shares of the Company's common stock (as to

CUSIP NO. 92656G 10 8                                      Page 13 of 25 Pages

which Michaels and CEA Investors have shared voting and dispositive power) previously held by the Kimberly Lynn Michaels Trust (the "Kimberly Trust") as to which Michaels had shared voting and dispositive power. Such 12,625 shares of the Company's common stock had previously been reported in the Original Statement as beneficially owned by Michaels and the Reporting Persons, and accordingly no change is reflected in this Amendment No. 16 as to the aggregate number of shares beneficially owned by Michaels or the Reporting Persons. Such shares were transferred to the Family Partnership in exchange for limited partnership units of the Family Partnership of equivalent value.

Item 6 of the Original Statement is amended and supplemented as follows:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         As noted above, the Joint Venture and StarNet, Inc. have entered into the Letter Agreement pursuant to which Liberty Media has agreed, acting through a wholly owned subsidiary (Liberty Purchaser), to purchase 5,581,807 shares of the Company's common stock at a price of $2.00 per share, payable in cash at closing, on the terms and conditions set forth in the Term Sheet annexed to the Letter Agreement.

         A copy of the Letter Agreement, with the Term Sheet attached, is filed with this Amendment No. 16 as Exhibit 16.1.

         The Proposed Transaction, as contemplated by the Letter Agreement and the Term Sheet, is summarized below.

         A. SECURITIES BEING SOLD. 5,581,807 shares of the Company's common stock (or approximately 23.3% of the issued and outstanding common stock of the Company), will be sold to Liberty Purchaser by the Joint Venture (3,561,716 shares), Star/Net, Inc. (744,265 shares), the VHC Group (624,778 shares) and the Wolfsons (651,048 shares). The Joint Venture and StarNet, Inc. have agreed to use their reasonable best efforts to cause the VHC Group and the Wolfsons to participate. While the Reporting Persons believe the VHC Group and the Wolfsons will participate, they are not presently obligated to do so. If they do not participate, the Joint Venture and StarNet, Inc. and Liberty Media have agreed to negotiate in good faith to renegotiate the terms of the Proposed Transaction contemplated in the Term Sheet in a mutually satisfactory manner.

         B. THE PURCHASE PRICE AND PAYMENT. The purchase price for the 5,581,807 shares to be sold is $2.00 per share payable in cash at closing, or an aggregate of $11,163,614.

         C. IRREVOCABLE PROXIES TO BE GRANTED. The Joint Venture, StarNet, Inc., the VHC Group and the Wolfsons will grant to Liberty Purchaser irrevocable proxies (the "Proxies") for the voting of an aggregate of an additional 5,719,162 shares (the "Proxy Shares") of the Company's common stock owned by such sellers (or approximately 23.9% of the issued and outstanding common stock of the Company). The Proxies will expire 30 months from the grant of the options at the closing of the Proposed Transaction. The Joint Venture will grant Proxies

CUSIP NO. 92656G 10 8                                      Page 14 of 25 Pages

on 3,649,362 Proxy Shares, StarNet, Inc. will grant Proxies on 762,579 Proxy Shares, the VHC Group will grant Proxies on 640,152 Proxy Shares and the Wolfsons will grant Proxies on 667,069 Proxy Shares.

         D. OPTIONS TO BE GRANTED BY SELLERS. The Joint Venture, StarNet, Inc. the VHC Group and the Wolfsons will grant to Liberty Purchaser options (the "Liberty Options") for the purchase of the 5,719,162 Proxy Shares. Under the terms of the Liberty Options, Liberty Purchaser will have the option to purchase all but not less than all of the Proxy Shares, which Liberty Options will be exercisable for a period of thirty (30) months from the closing date of the Proposed Transaction at exercise prices of $2.00 per share for the period from one through six months after the closing, $2.20 per share for the period from seven through 18 months after the closing, and $2.42 per share for the period from 19 through 30 months after the closing. The Joint Venture, StarNet, Inc., the VHC Group and the Wolfsons will grant the Liberty Options covering all of the Proxy Shares with respect to which such parties grant Proxies. The Proxy Shares may not be pledged or sold by the owners prior to the expiration of the Liberty Options.

         E. OPTIONS TO BE GRANTED BY THE COMPANY TO LIBERTY PURCHASER. The Joint Venture and StarNet, Inc. have agreed to use their good faith and reasonable best efforts to cause the Company to grant to Liberty Purchaser at the closing of the Proposed Transaction, for nominal consideration, options (the "Company Options") to purchase 4,655,341 shares of the Company's newly issued common stock, which Company Options will be nontransferable, will be exercisable in whole or in part for a period of thirty (30) months from the closing date of the Proposed Transaction at exercise prices of $2.00 per share for the period from one through six months after the closing, $2.20 per share for the period from seven through 18 months after the closing, and $2.42 per share for the period from 19 through 30 months after the closing.

         F. GRANT OF TAG-ALONG RIGHTS FROM LIBERTY PURCHASER TO SELLERS. In the event Liberty Purchaser exercises the Liberty Options and the Company Options, the sellers will have tag-along rights for the remaining shares of the Company's common stock that they currently own in the event Liberty Purchaser sells all or substantially all of its shares of the Company's common stock.

         G. OTHER TERMS AND CONDITIONS. The sellers and their representatives on the Board of Directors of the Company will not vote to approve the issuance of any stock or other equity instrument by the Company prior to the closing of the Proposed Transaction. The Proposed Transaction is scheduled to close upon receipt of any required governmental approvals, including any approvals required under the Hart-Scott-Rodino Antitrust Act and any approvals of the Federal Communications Commission but in any event on or prior to September 30, 1996.

         The representatives of the sellers on the Board of Directors of the Company, currently including Michaels, David Burns and H.F. Lenfest will resign at the closing of the Proposed Transaction and will be replaced by representatives of Liberty Purchaser. Liberty Media has agreed that Liberty Purchaser will use its best efforts to cause the election of Michaels, as the designee of the Joint Venture and StarNet, Inc., to the Board of Directors of the Company.

CUSIP NO. 92656G 10 8                                      Page 15 of 25 Pages

         The Joint Venture and StarNet, Inc. and Liberty Media have agreed to use reasonable best efforts and good faith negotiations to execute a definitive stock purchase agreement, and option agreements containing representations and warranties and covenants regarding operation of the Company's business customary for transactions involving a public company, and other terms and conditions mutually agreeable, within 15 business days of acceptance of the Term Sheet, which acceptance date was May 16, 1996, subject to (i) the satisfactory completion by Liberty Purchaser of its due diligence examination of the Company,
(ii) approval of the transactions contemplated thereby by the Board of Directors of Liberty Purchaser, and (iii) the absence of any material adverse developments in the financial markets. Liberty Media agreed to commence and complete the due diligence investigation of the Company within 15 business days of such acceptance (assuming reasonable cooperation by the management of the Company).

         In the Letter Agreement the Joint Venture, StarNet, Inc. and Liberty Media acknowledged that the obligations of the parties pursuant to the Term Sheet and the Letter Agreement, subject to the prior acceptance of any required approvals of the Board of Directors of the Company, will constitute a binding agreement between them, subject to the terms and conditions set forth in the Letter Agreement and the Term Sheet, until definitive agreements are executed and delivered. If definitive agreements are not executed and delivered, then, subject to the receipt of any such required approvals of the Board of Directors of the Company, the Term Sheet and the Letter Agreement shall constitute such definitive agreements.

         Upon the execution of definitive stock purchase and other agreements relating to the Proposed Transaction, this Item 6 of Schedule 13D will be amended by the Reporting Persons to reflect the terms set forth in such definitive agreements.

         Pursuant to the respective VHC and Wolfson Tag-Along Agreements and based on discussions between the Reporting Persons and the VHC Group and the Wolfsons, the Reporting Persons believe that the VHC Group and the Wolfsons (a) will participate in the Proposed Transaction as set forth in the Letter Agreement and the Term Sheet on the conditions set forth therein, to the fullest extent permissible under the terms of the VHC Tag-Along Agreement and Wolfson Tag-Along Agreement and (b) will agree that upon consummation of the Proposed Transaction, including the full participation of such persons pursuant to such Tag-Along Agreements, the respective VHC Tag-Along Agreement and Wolfson Tag-Along Agreement will be terminated. Accordingly, each of such persons shall no longer have any tag along or other rights under such Tag-Along Agreements, and the Partnership will no longer have any rights of refusal or hold any proxies with respect to the shares of common stock of the Company retained by the VHC Group and the Wolfsons.

CUSIP NO. 92656G 10 8                                      Page 16 of 25 Pages

Item 7 of the Original Statement is amended and supplemented as follows:

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 99.16.1 Letter     Agreement dated May 15, 1996 and accepted
                                    May 16, 1996 between Liberty Media
                                    Corporation and StarNet/CEA II Partners and
                                    StarNet, Inc., with attached Term Sheet.

         Exhibit 99.16.2            Press Release, dated May 16, 1996.

         Except as specifically modified, amended or supplemented by this Amendment No. 16, all of the information in the Original Statement is hereby confirmed.

CUSIP NO. 92656G 10 8                                      Page 17 of 25 Pages

                                  SCHEDULE 13D

                                   SIGNATURES

      The undersigned, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this statement is true, complete, and correct.

CEA INVESTORS PARTNERSHIP II,                 CEA INVESTORS, INC., a Florida
LTD., a Florida limited partnership           corporation

By: CEA Investors, Inc.,
    General Partner
                                              By: /s/ Thomas W. Cardy
                                                 -------------------------------
                                              As:  Vice President

By: /s/ Thomas W. Cardy                       Dated: May 22, 1996
   -----------------------------------
As:  Vice President

Dated: May 22, 1996

                                              STARNET/CEA II PARTNERS
                                              By: CEA Investors Partnership II,
                                                  Ltd., a Florida Limited
                                                  Partnership, its General
                                                  Partner
/s/ J. Patrick Michaels, Jr.
   -----------------------------------
J. Patrick Michaels, Jr.                      By: CEA Investors, Inc.,
                                                  General Partner

Dated: May 22, 1996

                                              By: /s/ Thomas W. Cardy
                                                 -------------------------------
                                              As: Vice President

                                              Dated: May 22, 1996

                          See Exhibit Index (attached)

CUSIP NO. 92656G 10 8                                      Page 18 of 25 Pages
                               EXHIBIT INDEX

EXHIBIT NO.                                    DESCRIPTION OF DOCUMENT
- - -----------                                    -----------------------
99.16.1                                        Letter Agreement dated May
                                               15, 1996 and accepted May
                                               16, 1996 between Liberty
                                               Media Corporation and
                                               StarNet/CEA II Partners and
                                               StarNet, Inc., with
                                               attached Term Sheet

99.16.2                                        Press Release, dated May 16, 1996